Pembina Pipeline Receives Canada Energy Regulator Approval for Alliance Pipeline Settlement
CALGARY, ALBERTA, September 16, 2025 – Pembina Pipeline Corporation (“Pembina”) (TSX: PPL; NYSE: PBA) announced that the Canada Energy Regulator (the “CER”) has approved the negotiated settlement (the “Settlement”) between Alliance Pipeline Limited Partnership (“Alliance”) and shippers and interested parties (the “Shipper Committee”) on the Canadian portion of the Alliance Pipeline.
“We are pleased that the CER has approved the Settlement between Alliance and the Shipper Committee, resulting in a just and reasonable tolling structure for the next ten years,” said Scott Burrows, Pembina’s President and Chief Executive Officer. “Pembina looks forward to continuing to deliver exceptional customer service and maximizing the value of this critical and highly differentiated North American energy infrastructure asset.”
The full decision is available for viewing on the CER Website.

About Alliance Pipeline
The Alliance Pipeline delivers an average of 1.7 bcf/d of liquids rich gas and consists of an approximately 3,850 km integrated Canadian and U.S. natural gas transmission pipeline, from the WCSB and the Williston Basin in North Dakota to natural gas markets in the Chicago, Illinois area. The Canadian portion of the Alliance Pipeline consists of a 1,561 km natural gas mainline pipeline and related lateral pipelines connected to natural gas receipt locations, primarily at gas processing facilities in northwestern Alberta and northeastern British Columbia. The U.S. portion of the Alliance Pipeline consists of 1,556 km of infrastructure, including the 129 km Tioga lateral in North Dakota.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the expected impact of the Settlement.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy) and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three and six months ended June 30, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on August 7, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: unfavourable outcomes to Alliance in respect of the ultimate CER decision relating to the Settlement; required changes to the design or scope of the Settlement that result in significant cost increases or timing delays or other negative implications in respect of the Settlement and the commitment of shippers thereon; the strength and operations of the oil and natural gas production industry and related commodity prices; the regulatory environment and decisions and Indigenous and landowner consultation requirements including the outcome of regulatory hearings; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages;-performance or default by counterparties to agreements which Pembina or one or more of its affiliates, including Alliance, has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in laws and treatment, including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada,; changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
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For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com